UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 333-231839

CHINA SXT PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

178 Taidong Rd North, Taizhou

Jiangsu, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into Material Agreements

Securities Purchase Agreement

On November 24, 2020, China SXT Pharmaceuticals, Inc. (the “Company”) entered into certain securities purchase agreement (the “SPA”) with Xing Yuan, a non-affiliate non-U.S. person (the “Investor”), pursuant to which Mr. Yuan agreed to purchase 12,000,000 ordinary shares (the “Shares”) of the Company, par value $0.001 per share (the “Ordinary Shares”) at a per share purchase price of $0.60. The gross proceeds of this transaction are $7,200,000.

The parties to the SPA have each made customary representations, warranties, and covenants. The Shares will be issued to the Investor upon satisfaction of all closing conditions, including the Nasdaq’s completion of its review of the notification to Nasdaq regarding the listing of the Shares. The Shares to be issued in the Offering are exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Regulation S promulgated thereunder.

The form of the SPA is filed as Exhibits 10.1 to this Current Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Voting Agreement

On the same date, Mr. Yuan also entered into certain voting agreement (the “Voting Agreement”) with Mr. Feng Zhou, who beneficially owns 8,500,000 Ordinary Shares, representing approximately 13.68% of the total voting power as of the date of this report. According to the Voting Agreement, Mr. Yuan irrevocably grants a power of attorney to, and entrust Mr. Zhou, for the maximum period of time permitted by law, with all of Mr. Yuan’s voting rights as a shareholder of the Company, including without limitation, in connection with the election of directors and approval of all corporate transactions which requires the approval of the Company’s shareholders.

The form of the Voting Agreement is filed as Exhibits 4.1 to this Current Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the Voting Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Departure of Certain Officer and Appointment of Certain Officer

On November 24, 2020, Mr. Tulin Lu resigned from his position as a director of the Company for personal reasons. The board of directors of the Company appointed Mr. Yuan as a director to fill in the vacancy created by the resignation of Mr. Lu effective upon closing of the offering contemplated by the SPA, provided that, Mr. Yuan will cease to be a member of the board once he holds less than 1,200,000 Ordinary Shares.

Mr. Yuan is the founder of Shanghai Onlooker Enterprise Management Co., Ltd. (“Shanghai Onlooker”) and currently serves as the director thereof. Prior to his experience at Shanghai Onlooker, Mr. Yuan founded Shanghai Koudian Network Technology Co., Ltd. and has been serving as their director since August 2015. Mr. Yuan graduated from Shanghai University with a bachelor degree in administration of business management in 1995.

Mr. Yuan does not have a family relationship with any other director or officer of the Company as defined in Item 401 of Regulation S-K. Mr. Yuan shall be deemed as an independent director pursuant to Nasdaq Rule 5605(a)(2). Upon effectives of the appointment, Mr. Yuan shall serve as a member of the audit committee, compensation committee and corporate governance committee and serve as chairman of the nominating and corporate governance committee.

Other Event

As previously disclosed in the Forms 6-K filed on December 16, 2019 and March 4, 2020, the Company entered into certain forbearance agreements dated December 13, 2019 (the “Forbearance Agreement”), with two investors who participated in the private placement in May 2019 regarding the event of default redemption notices the Company received from such investors.

The Company has made full payment of the forbearance redemption amounts in accordance with the Forbearance Agreements to both investors. Upon full payment, each investor returned 2,000,000 Ordinary Shares to the Company, which served as security for the Company’s obligations owed to the investors. On November 17, 2020, the Company has cancelled the 4,000,000 Ordinary Shares. As a result, the number of issued and outstanding shares as of November 17, 2020 was 62,057,584. Upon the issuance of the Shares, the number of issued and outstanding Ordinary Shares will be 74,057,584, assuming no issuance of any Ordinary Shares other than the Shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENT

This Current Report contains forward-looking statements. All statements contained in this Current Report other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “seek” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the following: the effects of the COVID-19 outbreak, including its impact on the demand for our products; the duration of the COVID-19 outbreak and severity of such outbreak in regions where we operate; the pace of recovery following the COVID-19 outbreak; our ability to implement cost containment and business recovery strategies; the adverse effects of the COVID-19 outbreak on our business or the market price of our ordinary shares, the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this Current Report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this Current Report or to conform these statements to actual results or revised expectations.

Exhibits

Exhibit No.	Description

4.1	Form of Voting Agreement, dated November 24, 2020, by and between Xing Yuan and Feng Zhou

10.1	Form of SPA, dated November 24, 2020, by and between the Company and Xing Yuan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA SXT PHARMACEUTICAL, INC.

By:	/s/ Feng Zhou
Feng Zhou
Chief Executive Officer

Date: December 2, 2020

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